UNITED STATES OF AMERICA
                 Before the
    SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                                TWENTY-EIGHTH
NATIONAL FUEL RESOURCES, INC.                             CERTIFICATE
                                                          PURSUANT TO
File No. 70-7833                                            RULE 24

(Public Utility Holding Company Act of 1935)

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              In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended December 31, 1998. Also attached as Exhibit "B" is the Balance sheet of NFR as of December 31, 1998.

              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 15th day of February, 1999.

                                          NATIONAL FUEL RESOURCES, INC.



                                          By: /s/ R. J. Kreppel
                                             ----------------------------------
                                              R. J. Kreppel
                                              President


                                          NATIONAL FUEL GAS COMPANY



                                          By: /s/ James R. Peterson
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                                              James R. Peterson
                                              Assistant Secretary